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                                 EXHIBIT (a)(6)


[DAVE AND BUSTER'S LOGO]

                                  NEWS RELEASE
                                                           For Immediate Release
                                                For further information contact:
                                               Investor Relations - 214-904-2288

                         DAVE & BUSTER'S, INC. RESPONDS:
                  PRICE, TRANSACTION STRUCTURE AND PROCESS FAIR

         Dallas (June 13) -- Dave & Buster's, Inc. (NYSE: DAB) responded today to published criticism of its previously-announced proposed transaction with Investcorp and certain members of senior management at $12 cash per share.

         As described in detail in materials mailed to shareholders and filed with the Securities and Exchange Commission, the Company, over a period of more than two years, responded to and analyzed numerous inquiries from parties interested in acquiring or making an investment in the Company. A Special Committee of independent directors was appointed by the Board to review and negotiate all proposals. The Special Committee engaged its own legal and financial advisors. Ultimately, the transaction with Investcorp at $12 cash per share was viewed by the Board and the Special Committee to be in the best interests of the Company and its shareholders. This conclusion was based in part on the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, financial advisor to the Special Committee, that the transaction price is fair from a financial point of view to the unaffiliated shareholders. The Special Committee and the Board of Directors also considered, among other factors, the Company's current cash position and liquidity needs, the terms, cost and maturity of its existing credit arrangements and the uncertainty as to whether sufficient debt or equity financing would be available on terms favorable to the Company that would enable the Company to meet its growth objectives if it were to continue under its current capital structure as a publicly-held corporation.

         The Company also stated that its agreement with Investcorp is subject to customary "fiduciary outs" which enable the Company to accept a superior proposal from any third party that may materialize prior to closing. Moreover, this is not a transaction in which a control group is "squeezing out" minority shareholders. In order for the transaction with Investcorp to close, it must be acceptable to a very high percentage of the Company's shareholders.

         In summary, the Company reiterated its strong belief that the process by which the Board and the Special Committee came to approve the transaction, as well as the price and transaction structure, has been and is fair to the Company's unaffiliated shareholders.




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         Founded in 1982, Dave & Buster's is one of the country's leading upscale, restaurant/ entertainment concepts with 31 locations throughout the United States. Additionally, Dave & Buster's has international license agreements for the Pacific Rim, Canada, the Middle East, Mexico and Korea.

         This release contains forward-looking statements that involve assumptions regarding Company operations and future prospects. Although the Company believes its expectations are based on reasonable assumptions, such statements are subject to risk and uncertainty, including, among other things, certain economic conditions, competition, development factors and operating costs. Caution should be taken that these factors could cause the actual results to differ from those stated or implied in this and other Company communications.


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